UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-38665

COOTEK (CAYMAN) INC.

9F, T2 Building, NO.16, Lane 399, Xinlong Road

Shanghai, 201101

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

COOTEK ENTERS INTO SECURITIES PURCHASE AGREEMENT

On August 16, 2021, Cootek (Cayman) Inc. (“CooTek” or the “Company”) (NYSE: CTK) entered into a securities purchase agreement (the “SPA”) with Mercer Street Global Opportunity Fund LLC (the “Investor”), pursuant to which the Company agreed to issue and sell, and the Investor agreed to subscribe and purchase, US$1.5 million worth of its Class A ordinary shares represented by the American depositary shares (the “ADs”) at a price of US$1.5151 per ADS in a registered direct offering. The Company might also enter into a series of transactions with the Investor subsequently upon mutual consent.

The securities were offered pursuant to the Company’s effective registration statement on Form F-3 (Registration Statement No. 333-251355) previously filed with the Securities and Exchange Commission (the “F-3 Registration Statement”) and a prospectus supplement thereunder.

The foregoing description of the SPA is qualified in its entirety by reference to the full text of the SPA, a copy of which is filed herewith as Exhibit 10.1 to this Current Report on Form 6-K. This Form 6-K (including the document attached as exhibit hereto) is hereby incorporated by reference into the F-3 Registration Statement.

Safe Harbor Statement

This current report contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. CooTek may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about CooTek’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: CooTek’s mission and strategies; future business development, financial conditions and results of operations; the expected growth of the mobile internet industry and mobile advertising industry; the expected growth of mobile advertising; expectations regarding demand for and market acceptance of our products and services; competition in mobile application and advertising industry; relevant government policies and regulations relating to the industry and the development and impacts of COVID-19. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this current report is current as of the date of the current report, and CooTek does not undertake any obligation to update such information, except as required under applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COOTEK (CAYMAN) INC.

By:	/s/ Karl Kan Zhang
	Name:	Karl Kan Zhang
	Title:	Chairman of the Board of Directors and Chief Technology Officer

Date: August 16, 2021

Exhibit Index

Exhibit 10.1 — Securities Purchase Agreement